EAGLE POINT CREDIT COMPANY INC.

20 Horseneck Lane

Greenwich, Connecticut 06830

November 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Asen Parachkevov

Re:	Eagle Point Credit Company Inc.

Registration Statement on Form N-2

File Numbers: 333-205540; 811-22974

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eagle Point Credit Company Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of pre-effective amendment no. 5 to its Registration Statement on Form N-2 (File Nos. 333-205540; 811-22974) (the “Registration Statement”) so that such Registration Statement may be declared effective on Wednesday, November 25, 2015, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (617) 728-7120, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Eagle Point Credit Company Inc.

By:	/s/ Thomas P. Majewski
	Name:	Thomas P. Majewski
	Title:	Chief Executive Officer